EXHIBIT 12.1

THE ST. PAUL TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except ratios)	2005	2004	2005	2004

Income (loss) from continuing operations before income taxes and minority interest	$1,294	$(541)	$2,482	$276
Interest	70	63	141	99
Portion of rentals deemed to be interest	15	15	30	24
Income (loss) available for fixed charges	$1,379	$(463)	$2,653	$399

Fixed charges:
Interest	$70	$63	$141	$99
Portion of rentals deemed to be interest	15	15	30	24
Total fixed charges	85	78	171	123
Preferred stock dividend requirements	2	3	5	3
Total fixed charges and preferred stock dividend requirements	$87	$81	$176	$126

Ratio of earnings to fixed charges (1)	16.22	—	15.51	3.24

Ratio of earnings to combined fixed charges and preferred dividend requirements (1)	15.85	—	15.07	3.17

(1)   The second-quarter 2004 loss from continuing operations was inadequate to cover “fixed charges” by $541 million and “combined fixed charges and preferred stock dividends” by $544 million.

The data included in this exhibit for the three months and six months ended June 30, 2005 reflect information for the Company for those periods.  Data for the three months and six months ended June 20, 2004 reflect information for TPC for both periods, and information for SPC since the merger date of April 1, 2004.

The ratio of earnings to fixed charges is computed by dividing income before federal income taxes and minority interest and fixed charges by the fixed charges.  For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.